February 18, 2011

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C.   20549-4631

RE:

Standex International Corporation

Form 10-K for the fiscal year ended June 30, 2010

Forms 10-Q for the periods ended September 30, 2010 and December 31, 2010

File No. 1-7233

Dear Mr. Decker:

We received your communication dated February 16, 2011, relating to the Staffs’ review of Standex International Corporation’s  (the “Company”) Form 10-K for the year ended June 30, 2010 and Forms 10-Q for the periods ended September 30, 2010 and December 31, 2010.  We have verbally requested an extension to submit responses to your letter because we would like to have sufficient time to fully review our responses with our CEO and the Audit Committee of the Board of Directors of the Company.  This will confirm that you have agreed to allow us to submit our responses to your office by no later than March 18, 2011.

We appreciate your agreement to this request.

Regards,

/s/ Sean Valashinas

Sean Valashinas

Chief Accounting Officer

SV/dr

Standex International Corporation, 11 Keewaydin Drive, Suite 300, Salem, NH 03079  Tel: 603-893-9701, Fax: 603-893-7324